Spear & Jackson, Inc.

12012 Southshore Boulevard,

Suite 103,

Wellington,

Florida 33414

PJD/JS

June 19, 2007

VIA EDGAR AND FACSIMILE

Mr Terence O’Brien

Accounting Branch Chief

United States Securities and Exchange Commission

Washington DC 20549 – 7010

U.S.A.

Dear Mr O’Brien

Re:

Spear & Jackson, Inc. Annual Report on Form 10-K

for FYE September 30, 2006 filed on January 16, 2007

File No: 000-32013

_______________________________________________

We refer to your letter of March 19, 2007, addressed to the undersigned, regarding the Annual Report of Spear & Jackson, Inc. (“the Company”) for the financial year ended September 30, 2006, which was filed on Form 10-K on January 16, 2007 and our reply of May 14, 2007, filed with the Commission by the Company’s attorney, Arnstein & Lehr LLP.

That reply included certain acknowledgements made by the Company concerning the responsibility for the adequacy of and accuracy of the disclosure in the filings, the effect of changes made in response to staff comments and that comments may not be asserted as a defense in any proceeding initiated by the Commission.

Further to a supplementary staff request following the submission of that response, the Company now reiterates those acknowledgements directly rather than in a response submitted through its attorney:

The Company notes your comments concerning the registrant’s and its management’s responsibility for the accuracy and adequacy of the disclosures in the annual and quarterly reports.

The Company acknowledges that the adequacy and accuracy of the disclosure in the filings is the responsibility of the registrant.  The Company acknowledges that staff comments or changes in response to staff comments in the proposed disclosure in the annual report do not foreclose the Commission from taking any action with respect to the filing. The Company also represents that staff comments may not be asserted as a defense in any proceeding initiated by the Commission or any person under the Federal Securities laws of the United States.

Very truly yours,

/s/ Patrick J. Dyson

Patrick J. Dyson

Chairman and Chief Financial Officer